

OFFERING MEMORANDUM

facilitated by



Cactus Blossom Cantina, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Cactus Blossom Cantina, LLC
State of Organization	VT
Date of Formation	09/13/2022
Entity Type	Limited Liability Company
Street Address	139 Main St, Bennington VT, 05201
Website Address	cactusblossomcantina.com

(B) Directors and Officers of the Company

Key Person	Christina Brogan
Position with the Company Title First Year	 Executive Chef/Owner 2023
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Event Chef @ Fabulous Food Fine Catering (2015-2021)** - Large scale fine catering for galas and elite events - prepare, finish and serve multiple course meals to groups of 40 to 600. • **Personal Chef @ Artisan Personal Chefs (2016-2022)** - Custom fine catering for small scale celebrations and events - plan, shop, prep, cook and serve multiple course dinner to parties between the size of 6 and 24. • **Executive Chef/Owner @ Cactus Blossom (2022-now)** — Primary initial responsibilities include: menu creation, optimizing work flow and minimizing waste. Post-open tasks include: Food preparation and quality control, Service back-up and over sight.

Key Person	Tsui-Jen Cunanan

Position with the Company
 	
         Title
       First Year
	
	Operations Administrator
	2022

Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Operations Specialist & Food Prep - Leafside** (*11/2021-4/2022*) — Leafside is a vegan/plant-based meals start-up that focuses on healthy, organic, and sustainable ready-to-eat meals. ○ Focus on inventory/cost control though careful use of weights and measures ○ Follow detailed recipe cards in a large scale production kitchen ○ Operate a clean and organized food prep area per OSHA standards • **Sous Chef - The Vegan Taste** (*05/2020-12/2021*) — Weekly meal service that offers a rotating menu of high-end, vegan, international dishes. ○ Creating new menus each week, either solo or in coordination with Chef Jason Wyrick ○ Responsible for overseeing food rotation, portion control, and menu adherence ○ Operate a clean and organized food prep area per OSHA standards

Key Person	John Brogan
Position with the Company Title First Year	 Operations Manager 2022
Other business experience (last three years)	• **Foundation Drafting & Design, LLC** (*2017- now*) — Owner and principle drafter specializing in residential redesign, additions, & renovations. John will visit a site to conduct a feasibility survey and meet with customers to discuss the design process. Plans and renderings are then generated to assure customer satisfaction before the documents are submitted to the local jurisdiction for permitting. • **Owner/Operations Manager @ Cactus Blossom Cantina, LLC** (*2022- now*) — John will be responsible for overseeing the wellbeing of the building & equipment, redesigning and remodeling the interior spaces, acquiring permitting & licensing when applicable, scheduling maintenance and facilities management, and working with the Operations Administrator to order inventory, equipment, and supplies as required.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Christina Brogan	55%
John Brogan	27%

(D) The Company's Business and Business Plan

Intended Use of Funds

In order to move forward with our venture, we need to acquire funding for the remaining down payment balance, closing costs and working capitol.

- The purchase of a physical location with attached residential space allows our team the stability needed to keep revenue flowing during unstable times
- This brick and mortar business and home can serve as the head quarters for: On or off site catering, personal chef services, market production, event hosting, classes and demonstrations, or rental space for small catering businesses or food truck operators

Business Model

Cactus Blossom's primary source of revenue will be generated from dine-in sales, followed by pick-up orders and catering.

- Taking advantage of our "one-man" kitchen, our team has designed a high-quality, quick-service menu
- Unlike most of the local business and restaurants, our doors will be open 7 days a week and will stay open as late as midnight
- Utilizing the full scope of the kitchen and bar for morning food preparation allows for consistent, speedy service during evening hours

Our Story

Cactus Blossom Cantina is the dream of two Arizona raised chefs. Seeking respite from the growing instability along our western coasts, we put everything on the line to move our families out to the beautiful Green Mountain State.

- Post-pandemic work culture has left us dissatisfied with corporate employment
- Having found an amazing local realtor and a promising location, we started the process of selling our home in Arizona and buying our new business in VT
- We quickly learned that the barriers to entry are even more than we predicted
- Unable to bridge the cost between the asking price and appraisal we had to walk from our first location and rent a place to live in the mean time
- After finding a new location and restructuring our business plan, we are back on track to close on our new location
- The very drawn out process of re-homing our family and navigating the multiple levels of bureaucracy has drained our initial recourses and left us short of the needed starting capital

Traction & Validation

We have spent the last six months, on the ground in Vermont, surveying the local market place and connecting with the local business owners and restaurant goers. The slow pace of small town business openings has been out paced by post-pandemic restaurant closures and the market is ripe for a new wave of more sustainable food establishments.

- A notoriously pro-small business state, residents and tourists alike prefer spending money at local restaurants
- With a strong sentiment for the old Rattle Snake Café, locals are hungry for Latin-American flavors
- Having the support and assistance from a number of local entities including the Vermont Economic Development Authority, the Vermont Small Business Development Center, the Bank of Bennington and several of the local small business owners, has allowed us to more thoroughly develop a business plan that is viable for the community

The Space

The former Donavan's sports bar was a profitable and beloved spot for many locals. Offering 40+ seats, 12 beer taps and a compact "one-man" kitchen, this space offers the infrastructure to support a quick service menu and a robust bar.

- Meticulously maintained by its former owner, the equipment and facilities are walk-in ready
- Second story living space will allow owners maximum involvement while maintaining family life balance
- Back patio and unfinished front 1/3 of the upper level offer opportunities for expanded dining area

Location

Located on the West side of Main St., just a short drive from the heart of downtown Bennington Vermont. Found in the southwestern corner of the Green Mountain State, Bennington county shares a boarder with New York and Massachusetts.

- Vermont is predicted to be one of the up-coming hotspot for climate refugees
- Part of the main street alliance, we will have a unique opportunity to cross-promote with other Main St. business
- Bennington is the hub for the county in terms of employment, shopping and medical needs

Target Market

Bennington VT hosts a population of nearly 16,000. Approximately 30% are between the age of 20 and 49 and represent the bulk of our target market. Younger generation diners and an increasingly diverse workforce are looking for new, exciting dining experiences.

- The health care, education, social, and governmental services sector of the economy represent over 5,000 jobs in the local area
- The local community relies heavily on Facebook to advertise and communicate, as such, an involved social media presence is a must for attracting new and return customers
- Word of mouth reputation is the back-bone of small town advertising. The novelty will bring in our first wave of customers, but it is up to us to wow them and keep them coming back

Our Mission

To curate a seasonal fusion of Southwestern American cuisine with quality New England ingredients & to create a new hub for under-served members of the community.

- All of our dishes will be scratch-made by experienced Arizona chefs
- The Cantina bar will feature a selection of some of the best local beer, wine, cider and mead
- Our operating hours and menu are designed to grow and improve with community input

The Team

Christina Brogan, Executive Chef

Christina Brogan - Executive Chef

Chef Christina was educated in classic, French fine dining

techniques at the acclaimed Arizona Culinary Institute. After graduating, she trained under celebrity Chef Beau MacMillan at

his restaurant Elements. She later moved on to become the

Executive Chef at Pomegranate Cafe where she had the privilege

of working closely with small farms to create an extensive rotation

of seasonal vegan recipes. The later half of her career has been

focused on catering both large and small scale fine dining events

including galas, weddings, grand openings, business meetings,

bachelorette and birthday parties.

Christina's role at Cactus Blossom will include:

Seasonal menu development, streamlining workflow and minimizing waste, food preparation and quality control, service back up and oversight.

TJ Cunanan, Operations Administrator

TJ Cunanan - Operations Administrator

Having cooked at and managed numerous vegan/vegetarian

kitchens in the Phoenix area over many years, Chef TJ has an

intricate knowledge of efficient kitchen flow and technical skill.

Drawing on a diverse background and worldly experience, Chef TJ

is able to conjure amazing dishes and fantastic flavors to impress

even the staunchest critics.

TJ's role at Cactus Blossom will include:

○ Manage the kitchen and bar during service hours, hire and

train new staff, update website, manage social media and

customer outreach, assist with menu prep and development

John Brogan, Operations Manager

John Brogan - Operations Manager

Owner of Foundation Drafting & Design since 2017, John brings

an array of skills essential to the preparation and maintenance of

the building and business.

John's role at Cactus Blossom will include:

Assessing current property condition for vulnerabilities and

future opportunities, oversee facilities maintenance, accounts and finances,

plan/permit expansions and events, manage marketing

and merchandise.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$45,000
Offering Deadline	May 12, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Working Capital	$14,000	$31,744
Closing Costs	$16,952	$50,856
Remaining down payment	$7,000	$21,000
Buffer	$4,010	$12,030
Mainvest Compensation	$3,037.5	$8,370
TOTAL	$44,999.5	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 4.1%[2]
Payment Deadline	2031-03-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.6 x 1.5 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.65%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 4.1% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$45,000	1.5%
$64,750	2.1%
$84,500	2.8%
$104,250	3.4%
$124,000	4.1%

[3] To reward early participation, the investors who contribute the first $45,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $45,000.0 has been raised in the offering will receive a 1.5x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Christina Brogan	55%
John Brogan	27%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Due to dwindling finances, our project will need the coordination of several entities to move forward:

Bank of Bennington - Primary lean holder working in conjunction with the Vermont Economic Development Authority who will match our down payment of 10% for a total of $62,000

Total real-estate cost post appraisal is $310,000

Town of Bennington will cover a loan of $40,000 to purchase the equipment being sold with the building

Mainvest investors to help cover the additional $40,000 needed to cover down payment, closing costs and working capitol

$10,000 + has been invested in the systems and technologies needed to operate our restaurant

A $10,000 deposit is being held by the B.O.B. and an additional $14,000 has been set aside for additional down payment.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$428,550	$509,116	$580,433	$609,455	$627,738
Cost of Goods Sold	$133,279	$158,335	$180,514	$189,539	$195,224
Gross Profit	$295,271	$350,781	$399,919	$419,916	$432,514
EXPENSES					
Opex + Debt	$237,100	$246,790	$260,508	$255,329	$261,712
Operating Profit	$58,171	$103,991	$139,411	$164,587	$170,802

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V